

May 21, 2013

Via Email
James F. Pearson
Chief Financial Officer
Ohio Edison Co.
c/o FirstEnergy Corp.
76 South Main Street
Akron, Ohio 44308

> **Re:** **Ohio Edison Co.**
> **Amendment No. 1 to Form S-3**
> **Filed May 7, 2013**
> **File Nos. 333-187692 and 01-05**

Dear Mr. Pearson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Prospectus Supplement

Priority of Payments, page S-5

1. We note your response to comment 13 of our letter dated April 29, 2013 and reissue. The descriptions you reference appear in other parts of the prospectus; however, Item 1103(a)(3)(vii) of Regulation AB requires disclosure in the prospectus summary section of any events that can trigger liquidation or amortization or other performance triggers that would alter the transaction structure or the flow of funds. Please revise.

Use of Proceeds, page S-5

2.   We note your response to comment 14 and reissue. Item 1107(j) of Regulation AB requires the disclosure of the amount of expenses incurred in connection with the selection and acquisition of underlying assets that are payable from offering proceeds, including separate identification of the type and amount of expenses paid to each party. Please revise.

Payment Dates and Interest Accrual, page S-6

3.   We note your response to comment 15 and reissue. Item 1103(a)(3)(iii) of Regulation AB requires disclosure, in the prospectus summary section, of the expected final and final scheduled maturity dates of each class of securities offered. Please revise.

Description of the Certificates, page S-8

4.   While we note the existing disclosures of the true-up adjustment process and events of default, please revise to include the description similar to what you provided in your response to comment number 16.

Principal, page S-10

5.   We note your response to comment 7 that the term "holders", although in the plural form, refers only to the issuing entity. Please revise to clarify that, initially, the issuing entity will be the sole holder of all bonds.

Underwriting, page S-20

6.   We note your response to comment 18. Please revise to clarify that the underwriters' right to change the price and other terms relate solely to the resale by the underwriters to the public

Prospectus

The Trustees, page 51

7.   We note your responses to comments 17 and 23 and reissue in part. Please revise to provide similar information on the Delaware trustee of the issuing entity. Refer to Item 1109 of Regulation AB.

Where You Can Find More Information, page 107

8.   We note your response to comment 27 and reissue in part. We also note your new
        statement that any statement contained in the prospectus or accompanying supplement
        concerning the provisions of any document filed as an exhibit are qualified in their
        entirety by reference to the respective exhibit. Please remove language that disclaims the
        completeness of the prospectus disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Lucas F. Torres, Esq.